Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Burlington Northern Santa Fe Corporation
Commission File No.:  1-11535

On November 3, 2009, Burlington Northern Santa Fe Corporation (“BNSF”) posted on its intranet a set of Frequently Asked Questions for Employees concerning the proposed acquisition by Berkshire Hathaway Inc. of BNSF.  A copy of the Frequently Asked Questions for Employees follows:

Berkshire Hathaway Acquisition of BNSF
Frequently Asked Questions for Employees
Nov. 3, 2009
1.	How will 2009 Incentive Compensation Plan (ICP) be affected by the transaction agreement?

2009 ICP, to the extent earned, will be paid prior to any transaction close.  ICP will be handled as we have discussed throughout 2009, based on discretion and giving consideration to our performance on the goals of earnings, velocity and safety.

2.	How will 2010 ICP be affected by the transaction agreement?

As usual, we will make decisions about the 2010 ICP program at the beginning of the year.  We will communicate more, as we normally do, at the beginning of the new year.

3.	I currently hold BNI stock in my 401(k). How will it be affected by the transaction?

The treatment of BNI stock held in your 401(k) account at the time of the closing of the transaction will be similar to stock held in a personal brokerage account.  You will get to choose, according to the terms of the transaction, how much cash or stock replaces your BNI stock holdings. We will provide additional information through Vanguard and T. Rowe Price about how this conversion will occur closer to the time of the closing of the transaction.

Employees, except for the small group restricted by insider trading regulations, may continue to buy or sell company stock and allocate assets among investment alternatives, according to existing plan rules.

4.	What are the implications for labor agreements?

This transaction will not require any changes in collective bargaining agreements or seniority rights and should not affect the resources that our company will need to lead the rail industry in service, safety and environmental stewardship.

5.	How will stock held in the BNSF Discounted Stock Purchase Program, Employee Stock Purchase Plan and the Dividend Reinvestment Plan be affected by the transaction?

The treatment of company stock held in any of these programs or at the time of the closing of the transaction will be similar to the treatment of stock held in a personal brokerage account.  You will get to choose according to the terms of the transaction how much cash or stock replaces your BNI shares. We will provide additional information about how this conversion will occur closer to the time of the closing of the transaction.

6.	Will there be any changes to our medical and retirement benefit programs as a result of the transaction?

No, the transaction does not require any change to these benefit programs.

7.	Will this transaction effect on BNSF’s ability to continue to fund the Pension program?

No.

8.	How will I get answers to additional questions?

Periodic updates and responses to representative questions will be posted on www.bnsf.com and the company’s intranet.  A question box mechanism for submitting questions will be added to the Web site by Nov. 10.  Additional communications will be provided to employees, customers, shareholders, government officials, media and other interested parties, as we move through the transaction closing process.

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws.  Similarly, statements that describe BNSF’s or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements.  Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.  Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives.  In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made.  We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs.  In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements.  Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction.  Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction.  The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com.  In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009.  Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.